UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2005
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 1-15449

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:
The Stewart Enterprises
Employees’ Retirement Trust
(A Profit Sharing Plan)
B. Name of issuer of the securities held pursuant to the plan and the address of its principal office:
Stewart Enterprises, Inc.
1333 South Clearview Parkway
Jefferson, LA 70121

STEWART ENTERPRISES
EMPLOYEES’ RETIREMENT TRUST
(A PROFIT SHARING PLAN)
December 31, 2005
Audits of Financial Statements
December 31, 2005
and
December 31, 2004

C O N T E N T S
*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosures under ERISA have been omitted because they are not applicable.

To the Participants and Administrator of
Stewart Enterprises Employees’ Retirement Trust
(A Profit Sharing Plan)
Report of Independent Registered Public Accounting Firm
     We have audited the accompanying statements of net assets available for benefits of STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST (A PROFIT SHARING PLAN) (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST (A PROFIT SHARING PLAN) as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
LaPorte Sehrt Romig Hand
A Professional Accounting Corporation
Metairie, Louisiana
June 20, 2006

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
(A PROFIT SHARING PLAN)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
ASSETS
INVESTMENTS, AT FAIR VALUE
Cash Equivalents	$8,464,600	$8,012,451
Mutual Funds - Fixed Income	18,764,775	18,998,650
Mutual Funds - Equity	22,395,139	21,288,971
Mutual Funds - Mixed	14,001,408	12,166,429
Stewart Enterprises Company Stock Fund	6,904,478	10,297,414
Participant Loans, at Contract Value	2,252,406	2,131,922

Total Investments, at Fair Value	72,782,806	72,895,837

RECEIVABLES
Employer Contributions	774,048	929,907
Participant Contributions	94,402	86,682

Total Receivables	868,450	1,016,589

NET ASSETS AVAILABLE FOR BENEFITS	$73,651,256	$73,912,426

The accompanying notes are an integral part of these financial statements.

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
(A PROFIT SHARING PLAN)
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Years Ended
	December 31,
	2005	2004
ADDITIONS
Investment Income:
Net (Depreciation) Appreciation in Fair Value of Investments	$(470,538)	$6,427,465
Interest and Dividends	1,993,774	1,447,981

Total	1,523,236	7,875,446

Contributions:
Employer	2,088,727	2,184,098
Participant	4,556,886	4,405,820
Rollovers	138,608	103,150

Total	6,784,221	6,693,068

Total Additions	8,307,457	14,568,514

DEDUCTIONS
Benefits and Withdrawals Paid to Participants	8,542,927	11,799,623
Loan Fees	25,700	26,071

Total Deductions	8,568,627	11,825,694

NET (DECREASE) INCREASE PRIOR TO NET TRANSFERS TO OTHER PLAN	(261,170)	2,742,820

TRANSFERS TO OTHER PLAN, NET	—	(41,812)

NET (DECREASE) INCREASE	(261,170)	2,701,008

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	73,912,426	71,211,418

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$73,651,256	$73,912,426

The accompanying notes are an integral part of these financial statements.

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
(A PROFIT SHARING PLAN)
NOTES TO FINANCIAL STATEMENTS
NOTE A
DESCRIPTION OF THE PLAN
PLAN DESCRIPTION
     The following description of the STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST (A PROFIT SHARING PLAN) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
GENERAL
     The Plan, which is a defined contribution plan under the Internal Revenue Code, was established by Stewart Enterprises, Inc. (the Company), the Plan sponsor, for the benefit of its employees. The Plan became effective January 1, 1981. Individuals employed by the Company or certain of its subsidiaries and affiliates are eligible to participate in the Plan upon reaching the age of 21 and the completion of one year of service.
PLAN ADMINISTRATION
     The administration of the Plan is the responsibility of the Company. The Company has designated the Administrative and Investment Committee as Plan Administrator. Administrative expenses incurred by the Plan are paid by the Plan unless paid directly by the Company. The responsibility for the investment, reinvestment, control and disbursement of the funds rests with Reliance Trust Company (Trustee) and Massachusetts Financial Services (Agent) acting as the agent of the Trustee and record keeper to the Plan, respectively.
CONTRIBUTIONS
     Effective January 1, 2003, eligible employees may contribute up to 100% of compensation to the Plan on a before or after-tax basis. Pre-tax contributions are limited by the Internal Revenue Code (IRC) to $14,000 in 2005 and $13,000 in 2004. The Plan does not allow Highly Compensated Employees (as defined in the IRC) to contribute more than 6% of their compensation to the Plan. Eligible employees who attain age 50 before the end of the Plan year are eligible to make “catch-up” contributions to the Plan not exceeding $4,000 in 2005 and $3,000 in 2004. For the years ended December 31, 2005 and 2004, the annual compensation of each participant taken into account in determining allocations for any Plan year shall not exceed $210,000 and $205,000, respectively, as adjusted for cost-of-living increases. Employee contributions of up to 5 percent of earnings are eligible for Company matching contributions at the rate of $0.50 for each $1.00 contributed. Eligible employees may contribute to the Plan each pay period through payroll deductions.
     Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers thirteen mutual funds, the Stewart Enterprises Company Stock Fund and two money market funds as investment options for participants.

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
(A PROFIT SHARING PLAN)
NOTES TO FINANCIAL STATEMENTS
NOTE A
DESCRIPTION OF THE PLAN (Continued)
CONTRIBUTIONS (Continued)
     The Company’s discretionary contribution to the Plan is determined each year by the Administrative and Investment Committee and submitted to the Company’s Chief Executive Officer for approval. The maximum contribution by the Company in any one year, including all matching contributions, cannot exceed 15% of total compensation of all participants. The discretionary contribution is allocated among participants in the ratio that the total of each participant’s Plan compensation bears to the Plan compensation for all participants eligible to share in discretionary Company contributions for such Plan year as defined by the Plan. Discretionary Company contributions shall be allocated to the accounts of participants who have completed one year of service and are employed by the Company on the last day of the Plan year. If an employee terminates and is not vested, any discretionary or matching contributions credited to the participant’s account are forfeited and are treated as outlined under “Forfeited Accounts” below. The Company contributed $1,573,041 and $1,502,322 in matching contributions to the Plan in 2005 and 2004, respectively. Additionally, the Company made $515,686 and $681,776 of discretionary contributions in 2005 and 2004, respectively.
PARTICIPANT ACCOUNTS
     Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s matching contribution and discretionary contributions and (b) Plan earnings or losses. Prior to January 1, 2004, participants were also eligible for an allocation of forfeitures of terminated participants’ non-vested matching and discretionary accounts. Each participant’s account is also charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is limited to the participant’s vested account.
VESTING
     Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service, with participants becoming 100% vested after three years of credited service.
PARTICIPANT LOANS
     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, in accordance with the Department of Labor’s regulations on loans to participants. The loans are collateralized by the balance in the participant’s account and bear interest at rates that range from 6.00% to 11.50% per year, which are commensurate with local prevailing rates as determined quarterly by the Plan Administrator. The term of the loans can range from a minimum of one year to a maximum of five years. Principal and interest is paid ratably through monthly payroll deductions.
BENEFIT PAYMENTS
     On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or annual installments, as defined by the Plan.

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
(A PROFIT SHARING PLAN)
NOTES TO FINANCIAL STATEMENTS
NOTE A
DESCRIPTION OF THE PLAN (Continued)
FORFEITED ACCOUNTS
     Prior to January 1, 2004, forfeited discretionary Company contributions and Company matching contributions were to be allocated to participants in the same manner as the Company’s discretionary contribution. The Plan was amended effective January 1, 2004 such that forfeitures will no longer be allocated to participants, but instead will be used to offset Company contributions or administrative expenses of the Plan. At December 31, 2005 and 2004, the amount of forfeitures relating to years prior to 2004 and yet to be allocated totaled $645,000. As of December 31, 2005 and 2004, forfeited non-vested accounts not required to be allocated to participants totaled $273,308 and $197,343, respectively.
NOTE B
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
     The accompanying financial statements have been prepared on the accrual basis and present the net assets of the Plan that are available for benefits and the related changes in those net assets.
     The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of the investments.
INVESTMENT VALUATION AND INCOME RECOGNITION
     The Plan’s mutual fund investments are stated at fair value. Quoted market prices are used to determine fair value. Cash equivalents consist of money market funds at market value. The Plan’s investment in Stewart Enterprises, Inc. Class A Common Stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.
     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, and interest is accrued as earned.
PAYMENT OF BENEFITS
     Benefits are recorded when paid.
USE OF ESTIMATES
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
(A PROFIT SHARING PLAN)
NOTES TO FINANCIAL STATEMENTS
NOTE B
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
RISK AND UNCERTAINTIES
     The Plan invests in a combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
NOTE C
INVESTMENTS
     Information relative to investments at December 31, 2005 and 2004 is as follows:

	December 31,
	2005	2004
Cash Equivalents
* MFS Fixed Fund – Institutional Series	$7,930,350	$7,707,403
MFS Money Market Fund	534,250	305,048

	8,464,600	8,012,451

Mutual Funds – Fixed Income
* MFS Bond Fund	9,825,680	10,645,509
* Legg Mason Value Trust Fund	8,939,095	8,353,141

	18,764,775	18,998,650

Mutual Funds – Equity
* Massachusetts Investors Trust	9,238,520	9,240,803
MFS New Discovery Fund	938,150	1,167,606
MFS Emerging Growth Fund	3,292,191	3,093,473
Legg Mason Special Investment Fund	2,191,273	2,137,949
* MFS Global Equity Fund	3,803,929	3,434,307
MFS Core Growth Fund	360,275	322,794
Legg Mason Opportunity Trust	1,564,490	1,287,920
Royce Total Return Trust	1,006,311	604,119

	22,395,139	21,288,971

Mutual Funds – Mixed
* MFS Asset Allocation Option – Growth	5,709,550	4,800,553
* MFS Asset Allocation Option – Moderate	6,062,696	5,385,612
MFS Asset Allocation Option – Conservative	2,229,162	1,980,264

	14,001,408	12,166,429

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
(A PROFIT SHARING PLAN)
NOTES TO FINANCIAL STATEMENTS
NOTE C
INVESTMENTS (Continued)

	December 31,
	2005	2004
* Stewart Enterprises Company Stock Fund**	6,904,478	10,297,414

Participant Loans	2,252,406	2,131,922

	$72,782,806	$72,895,837

*	Denotes investment exceeding 5% of the net assets available for benefits.

**	A portion of this fund included $285,454 and $410,814 of uninvested cash at December 31, 2005 and 2004, respectively.
     During the years ended December 31, 2005 and 2004, the Plan’s investments (including investments bought and sold during the year) appreciated (depreciated) in value as follows:

	December 31,
	2005	2004
Mutual Funds	$1,446,507	$4,166,283
Stewart Enterprises Company Stock Fund	(1,917,045)	2,261,182

Net (Depreciation) Appreciation in Investments	$(470,538)	$6,427,465

NOTE D
PLAN TERMINATION
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become immediately 100% vested in their accounts.
NOTE E
SPIN-OFF OF PUERTO RICO ASSETS
     Effective January 1, 2003, the Plan is no longer being offered to the Company’s Puerto Rico employees. The Plan spun-off to the Stewart Enterprises Puerto Rico Employees’ Retirement Trust (SEPRERT) all the assets and liabilities of the Plan associated with the account balances maintained by the Plan for those employees. The net amount transferred to the SEPRERT during 2004 was $41,812, which is included in the Transfer to Other Plan on the Statements of Changes in Net Asset Available for Benefits.

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
(A PROFIT SHARING PLAN)
NOTES TO FINANCIAL STATEMENTS
NOTE F
TAX STATUS
     The Plan obtained its latest determination letter on October 26, 2000, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter and the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
NOTE G
RELATED PARTY TRANSACTIONS
     Certain Plan investments are shares of mutual funds managed by the Agent. The Agent is the recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions as defined by ERISA. Any transactions involving these investments are made on the open market at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the provision of the party-in-interest transactions under ERISA.
     Participants may elect to invest in the common stock of the Company, the sponsor of the Plan. In 2005, the Plan sold 200,305 shares of Company common stock with a market value of $1,398,205. In 2004, the Plan sold 345,871 shares of Company common stock with a market value of $2,371,465. Realized (losses) gains, net, related to the sale of Company stock by the Plan were $(100,066) and $406,918 for the years ended December 31, 2005 and 2004, respectively, which is included in the net appreciation (depreciation) disclosed in Note C. Unrealized (losses) gains, net, related to the Company stock held by the Plan were $(1,816,979) and $1,854,264 for the years ended December 31, 2005 and 2004, respectively.
NOTE H
PLAN AMENDMENTS
     The Plan was amended effective March 28, 2005 to reduce cashout thresholds for terminated participants from $5,000 to $1,000 as required by the Economic Growth and Tax Relief Reconciliation Act of 2001.
     The Plan was amended effective August 28, 2005 to offer participants additional flexibility with respect to obtaining loans and distributions from the Plan, in accordance with the Gulf Opportunity Zone and Katrina Emergency Tax Relief Acts of 2005. A 2005 Hurricane Victim, as defined in the amendment, shall be entitled to make one or more withdrawals from his account for the purpose of relieving an economic loss caused by Hurricanes Katrina, Rita or Wilma. These withdrawals shall be free of certain limitations set forth in the Plan, and must be made no later than December 31, 2006. Plan loans made by 2005 Hurricane Victims on or before December 31, 2006 shall be limited to 100% of the participant’s vested interest, not to exceed $100,000. In addition, 2005 Hurricane Victim distributions are exempt from the 10% federal income tax on early distributions and are not subject to the mandatory 20% federal income tax withholding.

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
(A PROFIT SHARING PLAN)
NOTES TO FINANCIAL STATEMENTS
NOTE I
SUBSEQUENT EVENT
     As indicated in Note A, prior to January 1, 2004, forfeited discretionary Company contributions and Company matching contributions were required to be allocated to eligible participants in the same manner as the Company’s discretionary contribution. This requirement was removed with respect to years 2004 and following. Forfeitures generated in 2000, 2001, 2002 and 2003, totaling approximately $645,000 plus earnings of approximately $130,000, were allocated to participants in accordance with the above requirements in June 2006. The June 2006 allocations were performed in a manner intended to comply with the IRS Employee Plans Compliance Resolution System.

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
(A PROFIT SHARING PLAN)
SUPPLEMENTAL SCHEDULE — EIN 72-0693290 PLAN 001
SCHEDULE H LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

(a)	(b)	(c)	(d)	(e)
				Current
	Identity of Issuer	Description of Investment	Cost	Value
*	MFS Fixed Fund - Institutional Series	Money Market	**	$7,930,350
*	MFS Money Market Fund	Money Market	**	534,250

				8,464,600

*	MFS Bond Fund	Mutual Fund - Fixed Income	**	9,825,680
	Legg Mason Value Trust Fund	Mutual Fund - Fixed Income	**	8,939,095

				18,764,775

*	Massachusetts Investors Trust	Mutual Fund - Equity	**	9,238,520
*	MFS New Discovery Fund	Mutual Fund - Equity	**	938,150
*	MFS Emerging Growth Fund	Mutual Fund - Equity	**	3,292,191
	Legg Mason Special Investment Fund	Mutual Fund - Equity	**	2,191,273
*	MFS Global Equity Fund	Mutual Fund - Equity	**	3,803,929
*	MFS Core Growth Fund	Mutual Fund - Equity	**	360,275
	Legg Mason Opportunity Trust	Mutual Fund - Equity	**	1,564,490
	Royce Total Return Trust	Mutual Fund - Equity	**	1,006,311

				22,395,139

*	MFS Asset Allocation Option - Growth	Mutual Fund - Mixed	**	5,709,550
*	MFS Asset Allocation Option - Moderate	Mutual Fund - Mixed	**	6,062,696
*	MFS Asset Allocation Option - Conservative	Mutual Fund - Mixed	**	2,229,162

				14,001,408

*	Stewart Enterprises Company Stock Fund (Including $285,454 of Uninvested Cash)	Blend of Stewart Enterprises, Inc. Class A Common Stock and Cash	**	6,904,478

*	Participant Loans	Interest rates ranging from 6.00% to 11.50% and maturing from January 1, 2006 to January 11, 2011	—	2,252,406

	Total Assets Held			$72,782,806

*	Denotes a party-in-interest

**	Historical cost is not required, as all investments are participant directed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Stewart Enterprises, Inc.
(Administrator of the Stewart
Enterprises Employees’ Retirement Trust
(A Profit Sharing Plan))

June 29, 2006	/s/ THOMAS M. KITCHEN

Thomas M. Kitchen
Chief Financial Officer and
Acting Chief Executive Officer

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST (A PROFIT-SHARING PLAN)

Exhibit
Number

23.1	Consent of Independent Registered Public Accounting Firm